Exhibit 11

ESTERLINE TECHNOLOGIES CORPORATION
(in thousands, except per share amounts)

Computation of Earnings Per Common Share - Basic
	1999	1998	1997	1996	1995
Net Earnings	$29,862	$30,084	$25,321	$21,354	$17,381
Weighted-Average Number of Common Shares Outstanding	17,337	17,290	17,124	15,842	13,292
Earnings Per Common Share - Basic	$ 1.72	$ 1.74	$ 1.48	$ 1.35	$ 1.32

Computation of Earnings Per Share - Diluted
	1999	1998	1997	1996	1995
Net Earnings	$29,862	$30,084	$25,321	$21,354	$17,381
Weighted-Average Number of Common Shares Outstanding	17,337	17,290	17,124	15,842	13,136
Net Shares Assumed to be Issued for Stock Options	321	428	484	492	604
Total Common Shares - Diluted	17,658	17,718	17,608	16,334	13,740
Earnings Per Common Share - Diluted	$ 1.69	$ 1.70	$ 1.44	$ 1.31	$ 1.26
Earnings Per Common Share - Basic	$ 1.72	$ 1.74	$ 1.48	$ 1.35	$ 1.32
Dilutive Effect Per Common Share	$ .03	$ .04	$ .04	$ .04	$ .06